SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)(1)

                            ROYCE GLOBAL TRUST, INC.
                    (formerly ALL SEASONS GLOBAL FUND, INC.)
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   01663K-101
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 4, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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     1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                    (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                        PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            521,746
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           521,746
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        521,746
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
    1            NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS SERVICES, LTD.
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    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                      (b) / /
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    3            SEC USE ONLY

--------------------------------------------------------------------------------
    4            SOURCE OF FUNDS*
                          OO
--------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OR ORGANIZATION

                          NEW YORK
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 NUMBER OF                7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                                  59,436(2)
 OWNED BY
   EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                         8          SHARED VOTING POWER

                                             - 0 -
                ----------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                             59,436(2)
                ----------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                             - 0 -
--------------------------------------------------------------------------------
    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          59,436(2)
--------------------------------------------------------------------------------
    12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0.7%
--------------------------------------------------------------------------------
    14           TYPE OF REPORTING PERSON*

                          CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
      2   Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                      (b) / /
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     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               581,182(3)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           - 0 -
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           581,182(3)
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        581,182(3)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     3    Includes 521,746 Shares owned by Steel Partners II, L.P. and 59,436
Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein.

         This constitutes Amendment No. 3 ("Amendment No. 3") to Schedule 13D filed by the undersigned on September 28, 1995 (the "Schedule 13D"), as amended. Except as specifically amended by this Amendment No. 3, the Schedule 13D, as amended, remains in full force and effect. This Amendment No. 3 is being filed by the Reporting Persons, to report, among other things, the sale of certain Shares by the Reporting Persons and that Mr. Lawrence Butler is no longer a member or officer of Steel Partners, L.L.C. ("Partners LLC"), the general partner of Steel Partners II. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 2 is amended to read in its entirety as follows:

Item 2.  Identity & Background.

         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York Corporation ("Services") and Warren G. Lichtenstein.

         Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, Chairman of the Board, Chief Executive Officer and Secretary.

         The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary.

         Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his positions with Steel Partners II and Services, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II and Services, respectively. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies. The principal business of Services is providing management and advisory services.

         Services acquired the 59,436 Shares reported herein for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Quota granted investment discretion to Soros Fund Management ("SFM") pursuant to an investment advisory contract. SFM's contract with Quota provides that SFM is responsible for designing and implementing Quota's overall investment strategy, for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quota; and for allocating and reallocating Quota's assets among the outside managers and itself. In connection therewith, Quota granted investment discretion to Services pursuant to an investment advisory contract between Quota and Services (the "Services Contract"). The 59,436 Shares beneficially owned by Services were acquired at the direction of Services, and neither SFM nor Quota currently exercises voting or investment discretion over the Shares.

         SFM is a sole proprietorship of which George Soros, a United States citizen, is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quota.

         During the past five years, none of Mr. Soros, SFM, Quota or any of the managing directors of SFM or Quota have been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which they have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quota as a result of the contractual authority of SFM, upon termination of the Services Contract, to acquire voting and dispositive power with regard to the Shares. Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lichtenstein is a citizen of the United States of America.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 521,746 Shares owned by Steel Partners, II is $2,068,054. The Shares owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 59,436 Shares beneficially owned by Services is $247,348. Such Shares were acquired with funds it manages for Quota. Pursuant to the Services Contract, Services has been appointed to manage, on a discretionary basis, certain of Quota's assets, which are maintained in a brokerage account in Quota's name. The Services Contract may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), Quota may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

         Items 5(a), (b) and (d) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 7,998,419 shares outstanding, which is the total number of Shares of Common Stock outstanding as reported by the Issuer as being outstanding on October 25, 1996. As of February 7, 1997, Steel Partners, II owned 521,746 Shares, constituting approximately 6.5% of the Shares outstanding and Services beneficially owned 59,436 Shares, constituting approximately 0.7% of the Shares outstanding. Mr. Lichtenstein beneficially owns 581,182 Shares by virtue of his authority to vote and dispose of the 521,746 Shares owned by Steel Partners II and the 59,436 Shares beneficially owned by Services.

         (b) By virtue of his position with Steel Partners II and Services, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in
Schedule 13D.

         As a consequence of SFM's ability to terminate the Services Contract with respect to all investments, including but not limited to those involving the Shares, and acquire the voting and dispositive power held by Services with respect to the Shares, notwithstanding that neither SFM nor Quota currently exercises voting or investment discretion over the Shares, Mr. Soros (in his capacity as sole proprietor of SFM) may be deemed to be the beneficial owner of the 59,436 Shares currently held for the account of Quota (representing approximately 0.7% of the total number of Shares of Common Stock outstanding). Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act. All of such Shares were acquired in open-market transactions.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of Common Stock.

         Item 5(c) is amended to add the following:

         The following transactions in Shares have occurred within the past 60 days:

Shares of Common                                  Date of
   Stock Sold           Price Per Share             Sale
   ----------           ---------------             ----

                             STEEL PARTNERS II, L.P.
   90,000                  4.71875                 2/4/97
   50,000                  4.5850                  2/7/97

                          STEEL PARTNERS SERVICES, LTD.
   10,000                  4.71875                 2/4/97

                               WARREN LICHTENSTEIN
                                      None

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 1997             STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.,
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein,
                                          ---------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer

                                      STEEL PARTNERS SERVICES, LTD.


                                      /s/ Warren G. Lichtenstein,
                                      ---------------------------
                                      Warren G. Lichtenstein